UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2021
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has veri ed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Clickstream Corporation

Full Name of Registrant

Former Name if Applicable

8549 Wilshire Blvd. #2181

 Address of Principal Executive Office (Street and Number)

 Beverly Hills, CA 905211

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be led on or before the fteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be led on or before the fth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its internal processes necessary for management to certify its financial statements without unreasonable effort or expense.

The Registrant expects to file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this noti cation

	Michael Handelman CFO	805	341-2631
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to le such report(s) been led? If answer is no, identify report(s). Yes☒ No ☐

(3)	Is it anticipated that any signi cant change in results of operations from the corresponding period for the last scal year will be re ected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Clickstream Corporation
(Name of Registrant as Speci ed in Charter)

has caused this noti cation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2021	By	Michael Handelman CFO

INSTRUCTION: The form may be signed by an executive of cer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive of cer), evidence of the representative’s authority to sign on behalf of the registrant shall be led with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and led with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or led with the form will be made a matter of public record in the Commission les.

3.	A manually signed copy of the form and amendments thereto shall be led with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the noti cations must also be led on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identi ed as an amended noti cation.

5.	Interactive data submissions. This form shall not be used by electronic lers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic lers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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